Filed Pursuant to Rules 424(b)(3) and
                                        424(c) of the Securities Act of 1933
                                        Registration No. 333-38371

                              Prospectus Supplement

                            Supplement to Prospectus
                                      dated
                                 April 30, 1998
                         as supplemented on May 19, 1998

                           METRIKA SYSTEMS CORPORATION

                                967,828 Shares of
                                  Common Stock

      This prospectus supplement relates to 967,828 shares of Common Stock, par value $.01 per share, of Metrika Systems Corporation (the "Company").

      This prospectus supplement is being filed to include the following information as part of the Prospectus dated April 30, 1998, as supplemented on May 19, 1998: (i) on August 6, 1998, the Company filed its Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 1998, a copy of which is attached hereto; and (ii) on August 12, 1998, Thermo Electron Corporation ("Thermo Electron"), the Company's ultimate parent corporation, issued a press release, a copy of which is attached hereto, regarding a proposed reorganization at Thermo Electron involving certain of Thermo Electron's subsidiaries, including the Company.

      In the press release, Thermo Electron announced that the Company may be merged with ONIX Systems Inc. ("ONIX"), a majority-owned, publicly traded subsidiary of Thermo Instrument Systems Inc. ("Thermo Instrument"), a majority-owned, publicly traded subsidiary of Thermo Electron, and with Thermo Sentron Inc. ("Sentron"), a majority-owned, publicly traded subsidiary of Thermedics Inc., which in turn is a majority-owned, publicly traded subsidiary of Thermo Electron. The combined entity resulting from the merger of the Company, ONIX and Sentron would be a majority-owned, publicly traded subsidiary of Thermo Instrument. Shareholders of each of the Company, ONIX and Sentron would receive shares of the common stock of the combined entity in exchange for their shares of common stock of the Company, ONIX and Sentron, respectively. The completion of this transaction is subject to numerous conditions, including the establishment of prices and exchange ratios, confirmation of anticipated tax consequences, approval by the directors of each of the Company, ONIX, Sentron, Thermo Instrument and Thermedics, including the independent directors of such companies, negotiation and execution of a definitive merger agreement, clearance by the Securities and Exchange Commission of any necessary documents in connection with the proposed transaction, approval by the directors of Thermo Electron, and fairness opinions from one or more investment banking firms on certain financial aspects of the transaction.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      No dealer, salesman or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any other person. All information contained in this Prospectus is as of the date of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not be lawfully made. Neither the delivery of this Prospectus nor any sale or distribution made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.


August 14, 1998


LG-3258

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549
                   -------------------------------------------

                                    FORM 10-Q

(mark one)

[X] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarter Ended July 4, 1998.

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 1-13085

                           METRIKA SYSTEMS CORPORATION
             (Exact name of Registrant as specified in its charter)

Delaware                                                         33-0733537
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                             Identification No.)

5788 Pacific Center Boulevard
San Diego, California                                                  92121
(Address of principal executive offices)                            (Zip Code)

           Registrant's telephone number, including area code: (781) 622-1000

           Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ X ] No [ ]

           Indicate the number of shares outstanding of each of the issuer's classes of Common Stock, as of the latest practicable date.

                Class                   Outstanding at July 31, 1998
     Common Stock, $.01 par value                  8,267,828

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements
-----------------------------

                           METRIKA SYSTEMS CORPORATION

                           Consolidated Balance Sheet
                                   (Unaudited)

                                     Assets


                                                                July 4,    January 3,
(In thousands)                                                     1998          1998
-------------------------------------------------------------------------------------

Current Assets:
  Cash and cash equivalents (includes $20,384
    and $40,173 under repurchase agreement
    with affiliated company)                                   $ 44,951      $ 44,044
  Available-for-sale investments, at quoted
    market value (amortized cost of $6,172
    and $6,231)                                                   6,178         6,245
  Accounts receivable, less allowances of
    $1,003 and $671                                              11,796        17,377
  Unbilled contract costs and fees                                4,385         2,476
  Inventories:
    Raw materials and supplies                                    4,284         4,077
    Work in process                                               2,784         2,416
    Finished goods                                                  819           652
  Prepaid income taxes and other current assets                   2,898         1,621
                                                               --------      --------

                                                                 78,095        78,908

Property, Plant, and Equipment, at Cost                          14,844        14,769
  Less: Accumulated depreciation and amortization                 4,830         4,396
                                                               --------      --------

                                                                 10,014        10,373

Other Assets                                                        632           727
                                                               --------      --------

Cost in Excess of Net Assets of Acquired Companies               12,758        12,944
                                                               --------      --------

                                                               $101,499      $102,952
                                                               ========      ========

                           METRIKA SYSTEMS CORPORATION

                                   (Unaudited)

                    Liabilities and Shareholders' Investment

                                                                July 4,    January 3,
(In thousands except share amounts)                                1998          1998
-------------------------------------------------------------------------------------

Current Liabilities:
  Notes payable and current maturities of
    long-term obligation                                       $  5,693      $  9,895
  Accounts payable                                                2,629         2,308
  Accrued payroll and employee benefits                           2,297         2,322
  Accrued income taxes                                            3,346         2,445
  Customer deposits                                               1,997         3,576
  Accrued installation and warranty costs                         1,835         2,132
  Other accrued expenses                                          3,908         4,071
  Due to parent company and affiliated companies                  4,163         4,184
                                                               --------      --------

                                                                 25,868        30,933

Accrued Pension Costs                                             4,477         4,356
                                                               --------      --------

Long-term Obligation                                              3,513         3,858
                                                               --------      --------

Shareholders' Investment:
  Common stock, $.01 par value, 25,000,000 shares
    authorized; 8,267,828 shares issued and
    outstanding                                                      83            83
  Capital in excess of par value                                 58,555        58,555
  Retained earnings                                               9,606         6,157
  Accumulated other comprehensive items (Note 3)                   (603)         (990)
                                                               --------      --------

                                                                 67,641        63,805

                                                               $101,499      $102,952
                                                               ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                          METRIKA SYSTEMS CORPORATION

                        Consolidated Statement of Income
                                   (Unaudited)


                                                                 Three Months Ended
                                                                 July 4,     June 28,
(In thousands except per share amounts)                             1998         1997
-------------------------------------------------------------------------------------

Revenues                                                         $14,384      $14,133
                                                                 -------      -------

Costs and Operating Expenses:
  Cost of revenues                                                 7,728        7,629
  Selling, general, and administrative expenses                    3,313        3,419
  Research and development expenses                                  629        1,053
                                                                 -------      -------

                                                                  11,670       12,101

Operating Income                                                   2,714        2,032
Interest Income                                                      700          253
Interest Expense                                                    (104)        (239)
                                                                 -------      -------

Income Before Provision for Income Taxes                           3,310        2,046
Provision for Income Taxes                                         1,275          819
                                                                 -------      -------

Net Income                                                       $ 2,035      $ 1,227
                                                                 =======      =======

Basic and Diluted Earnings per Share (Note 2)                    $   .25      $   .20
                                                                 =======      =======

Weighted Average Shares (Note 2):
Basic                                                              8,268        6,069
                                                                 =======      =======
Diluted                                                            8,288        6,074
                                                                 =======      =======

The accompanying notes are an integral part of these consolidated financial statements.

                          METRIKA SYSTEMS CORPORATION

                        Consolidated Statement of Income
                                   (Unaudited)


                                                                  Six Months Ended
                                                                 July 4,     June 28,
(In thousands except per share amounts)                             1998         1997
-------------------------------------------------------------------------------------

Revenues                                                         $29,096      $26,725
                                                                 -------      -------

Costs and Operating Expenses:
  Cost of revenues                                                15,902       14,665
  Selling, general, and administrative expenses                    7,060        6,795
  Research and development expenses                                1,621        2,060
                                                                 -------      -------

                                                                  24,583       23,520

Operating Income                                                   4,513        3,205
Interest Income                                                    1,391          473
Interest Expense                                                    (236)        (440)
                                                                 -------      -------

Income Before Provision for Income Taxes                           5,668        3,238
Provision for Income Taxes                                         2,219        1,296
                                                                 -------      -------

Net Income                                                       $ 3,449      $ 1,942
                                                                 =======      =======

Basic and Diluted Earnings per Share (Note 2)                    $   .42      $   .32
                                                                 =======      =======

Weighted Average Shares (Note 2):
Basic                                                              8,268        6,018
                                                                 =======      =======
Diluted                                                            8,278        6,021
                                                                 =======      =======

The accompanying notes are an integral part of these consolidated financial statements.

                          METRIKA SYSTEMS CORPORATION

                      Consolidated Statement of Cash Flows
                                   (Unaudited)

                                                                  Six Months Ended
                                                                 July 4,      June 28,
(In thousands)                                                      1998         1997
-------------------------------------------------------------------------------------

Operating Activities:
  Net income                                                     $ 3,449      $ 1,942
    Adjustments to reconcile net income to net
      cash provided by operating activities:
        Depreciation and amortization                                794          844
        Provision for losses on accounts receivable                  332           79
        Other noncash items                                          197          165
        Changes in current accounts, excluding the
          effects of acquisition:
            Accounts receivable                                    5,237         (111)
            Inventories and unbilled contract
              costs and fees                                      (2,635)      (3,426)
            Other current assets                                  (1,272)        (152)
            Accounts payable                                         322          373
            Other current liabilities                             (1,154)       2,809
                                                                 -------      -------

Net cash provided by operating activities                          5,270        2,523
                                                                 -------      -------

Investing Activities:
  Acquisition, net of cash acquired                                    -       (1,347)
  Purchases of property, plant, and equipment                       (202)        (295)
  Other                                                               12           57
                                                                 -------      -------

Net cash used in investing activities                               (190)      (1,585)
                                                                 -------      -------

Financing Activities:
  Net proceeds from issuance of Company common stock                   -       32,527
  Decrease in due to parent company and affiliated
    companies                                                        (21)      (6,033)
  Increase (decrease) in short-term obligations                   (4,163)       3,720
  Repayment of long-term obligation                                 (330)        (172)
                                                                 -------      -------

Net cash provided by (used in) financing activities               (4,514)      30,042
                                                                 -------      -------

Exchange Rate Effect on Cash                                         341          629
                                                                 -------      -------

Increase in Cash and Cash Equivalents                                907       31,609
Cash and Cash Equivalents at Beginning of Period                  44,044       20,229
                                                                 -------      -------

Cash and Cash Equivalents at End of Period                       $44,951      $51,838
                                                                 =======      =======

Noncash Activities:
  Fair value of assets of acquired company                       $     -      $ 2,380
  Cash paid for acquired company                                       -       (1,347)
                                                                 -------      -------

    Liabilities assumed of acquired company                      $     -      $ 1,033
                                                                 =======      =======

The accompanying notes are an integral part of these consolidated financial statements.

                          METRIKA SYSTEMS CORPORATION

                   Notes to Consolidated Financial Statements

1.   General

     The interim consolidated financial statements presented have been prepared by Metrika Systems Corporation (the Company) without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the financial position at July 4, 1998, the results of operations for the three- and six-month periods ended July 4, 1998, and June 28, 1997, and the cash flows for the six-month periods ended July 4, 1998, and June 28, 1997. Interim results are not necessarily indicative of results for a full year.

     The consolidated balance sheet presented as of January 3, 1998, has been derived from the consolidated financial statements that have been audited by the Company's independent public accountants. The consolidated financial statements and notes are presented as permitted by Form 10-Q and do not contain certain information included in the annual financial statements and notes of the Company. The consolidated financial statements and notes included herein should be read in conjunction with the financial statements and notes included in the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1998, filed with the Securities and Exchange Commission.

2.   Earnings per Share

     Basic and diluted earnings per share were calculated as follows:

                                    Three Months Ended            Six Months Ended
(In thousands except               July 4,       June 28,       July 4,      June 28,
per share amounts)                    1998           1997           1998         1997

Basic
Net income                          $2,035         $1,227         $3,449       $1,942
                                    ------         ------         ------       ------

Weighted average shares              8,268          6,069          8,268        6,018
                                    ------         ------         ------       ------

Basic earnings per share            $  .25         $  .20         $  .42       $  .32
                                    ======         ======         ======       ======

Diluted
Net income                          $2,035         $1,227         $3,449       $1,942
                                    ------         ------         ------       ------

Weighted average shares              8,268          6,069          8,268        6,018
Effect of stock options                 20              5             10            3
                                    ------         ------         ------       ------

Weighted average shares,
  as adjusted                        8,288          6,074          8,278        6,021
                                    ------         ------         ------       ------

Diluted earnings per share          $  .25         $  .20         $  .42       $  .32
                                    ======         ======         ======       ======

                          METRIKA SYSTEMS CORPORATION

3.   Comprehensive Income

     During the first quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items," which represent certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments and unrealized, net of tax, gains and losses from available-for-sale investments. During the second quarter of 1998 and 1997, the Company's comprehensive income totaled $1,907,000 and $1,287,000, respectively. During the first six months of 1998 and 1997, the Company's comprehensive income totaled $3,836,000 and $3,015,000, respectively.

4.   Subsequent Event

     In July 1998, the Company acquired the stock of Honeywell-Measurex Data Measurement Corporation (DMC), a wholly owned subsidiary of Honeywell-Measurex, for approximately $29,000,000 in cash, subject to a post-closing adjustment. DMC is a manufacturer of computerized, noncontact thickness, coating, and other measurement systems for the worldwide web-processing industry. This acquisition will be accounted for using the purchase method of accounting and its results will be included with the Company's results from the date of acquisition.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

     Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Forward-looking Statements" in Exhibit 13 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1998, filed with the Securities and Exchange Commission.

Overview

     The Company develops, manufactures, and markets on-line process-optimization systems that employ proprietary ultrahigh-speed advanced scientific measurement technologies for applications in raw-materials analysis and finished-materials quality control. The Company's on-line raw-materials analysis business (raw-materials business) is a pioneer in the development of process-optimization systems that provide real-time, nondestructive analysis of the composition of raw materials in basic-

                          METRIKA SYSTEMS CORPORATION
materials production processes, including coal, cement, and minerals. The Company's on-line finished-materials quality-control business (finished-materials business) manufactures advanced systems that are used to measure and control parameters such as material thickness, coating thickness, and coating weight in web-type materials, such as metal strip, rubber, and plastic foils. Customers use these systems to improve product quality and consistency, lower material costs, reduce energy consumption, and minimize waste.

     The Company intends to supplement its internal growth with strategic acquisitions of complementary businesses. There can be no assurance that such businesses will be available at prices attractive to the Company. In July 1998, the Company acquired the stock of Honeywell-Measurex Data Measurement Corporation (DMC), a wholly owned subsidiary of Honeywell- Measurex. DMC manufactures computerized, noncontact thickness, coating, and other measurement systems for the worldwide web-processing industry.

     A significant portion of the Company's sales are of large systems, the timing of which can lead to variability in the Company's quarterly revenues and income. In addition, in 1997, approximately 51% of the Company's revenues originated outside the U.S. and approximately 33% were exports from the U.S.
Sales originating outside the U.S. represent revenues of the Company's finished-materials business, the operations of which are located in Germany, the United Kingdom, and France, and principally sell in their local currencies.

     Exports from the Company's U.S. operations are denominated in U.S. dollars. The Company generally seeks to charge its customers in the same currency as its operating costs. However, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations. Since the operations of the finished-materials business are conducted in Europe, principally Germany, the Company's operating results could be adversely affected by capital spending and economic conditions in Europe. The Company's strategy is to expand its finished-materials business in geographic areas outside of Europe with particular emphasis on North America, which in turn may reduce the Company's exposure to European market conditions.

Results of Operations

Second Quarter 1998 Compared With Second Quarter 1997

     Revenues increased to $14,384,000 in the second quarter of 1998 from $14,133,000 in the second quarter of 1997. Revenues increased $346,000 at the raw-materials business, primarily due to increased sales in the U.S. as a result of new product introductions. This increase, together with slightly higher sales at the finished-materials business, was offset in part by the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates, which decreased revenues by $234,000.

                          METRIKA SYSTEMS CORPORATION

     The gross profit margin was 46% in the second quarter of 1998 and 1997. The gross profit margin at the finished-materials business improved to 45.5% in 1998 from 44.4% in 1997, principally due to higher costs incurred in the 1997 period relating to the introduction of new products, and an increase in higher-margin sales in 1998 resulting from the introduction of such new products. The gross profit margin at the raw-materials business decreased to 47% in 1998 from 48% in 1997, primarily as a result of costs incurred to relocate and integrate Autometrics, acquired in December 1996.

     Selling, general, and administrative expenses as a percentage of revenues decreased to 23% in the second quarter of 1998 from 24% in the second quarter of 1997, primarily due to a slight reduction in corporate expenses. Research and development expenses decreased to $629,000 in the second quarter of 1998 from $1,053,000 in the second quarter of 1997, due primarily to the completion of development of new products introduced in 1997.

     Interest income increased to $700,000 in the second quarter of 1998 from $253,000 in the second quarter of 1997, primarily due to interest earned on the invested net proceeds from the Company's June 1997 initial public offering. Interest expense decreased to $104,000 in the second quarter of 1998 from $239,000 in the second quarter of 1997, principally due to a decrease in short-term borrowings at foreign divisions, as well as a decrease in applicable interest rates.

     The effective tax rate was 39% and 40% in the second quarter of 1998 and 1997, respectively. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies, and foreign tax rate and tax law differences.

     The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.

     The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the

                          METRIKA SYSTEMS CORPORATION
year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

First Six Months 1998 Compared With First Six Months 1997

     Revenues increased 9% to $29,096,000 in the first six months of 1998 from $26,725,000 in the first six months of 1997. Revenues from the Company's existing operations grew by 11%, excluding the effect of unfavorable foreign currency translation. Revenues at the finished-materials business increased by $1,976,000, principally due to an increase in demand as a result of new product introductions. This increase was offset in part by the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates, which decreased revenues by $661,000. Revenues increased $1,056,000 at the raw-materials business, primarily due to increased sales in the U.S.

     The gross profit margin was 45% in the first six months of 1998 and 1997. The gross profit margin at the finished-materials business improved to 43% in 1998 from 42% in 1997. The gross profit margin at the raw-materials business decreased to 47% in 1998 from 48% in 1997. These changes occurred principally for the reasons discussed in the results of operations for the second quarter.

     Selling, general, and administrative expenses as a percentage of revenues decreased to 24% in the first six months of 1998 from 25% in the first six months of 1997, primarily due to increased revenues. Research and development expenses decreased to $1,621,000 in the first six months of 1998 from $2,060,000 in the first six months of 1997, primarily due to the reason discussed in the results of operations for the second quarter.

     Interest income increased to $1,391,000 in the first six months of 1998 from $473,000 in the first six months of 1997. Interest expense decreased to $236,000 in the first six months of 1998 from $440,000 in the first six months of 1997. These changes occurred principally for the reasons discussed in the results of operations for the second quarter.

     The effective tax rate was 39% and 40% in the first six months of 1998 and 1997, respectively. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies, and foreign tax rate and tax law differences.

                          METRIKA SYSTEMS CORPORATION

Liquidity and Capital Resources

     Consolidated working capital was $52,227,000 at July 4, 1998, compared with $47,975,000 at January 3, 1998. Included in working capital are cash, cash equivalents, and available-for-sale investments of $51,129,000 at July 4, 1998, compared with $50,289,000 at January 3, 1998.

     During the first six months of 1998, $5,270,000 of cash was provided by operating activities. Cash provided by the Company's operating results was improved primarily by a $5,237,000 reduction in accounts receivable, offset in part by a $2,635,000 increase in inventories and unbilled contract costs and fees. The decrease in accounts receivable was principally due to the timing of cash collections. The increase in inventories and unbilled contract costs and fees resulted primarily from the timing of billing on percentage-of-completion contracts.

     During the first six months of 1998, $190,000 of cash was used for investing activities consisting primarily of expenditures for the purchase of property, plant, and equipment. In the remainder of 1998, the Company plans to make capital expenditures of approximately $500,000.

     In July 1998, the Company acquired the stock of DMC for approximately $29,000,000 in cash (Note 4). The Company used internal funds to finance the acquisition.

     During the second quarter of 1998, $4,514,000 of cash was used for financing activities, principally to fund a decrease in short-term borrowings.

     Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for the acquisition of complementary businesses. The Company expects that it will finance any such acquisitions through a combination of internal funds and/or short-term borrowings from Thermo Instrument Systems Inc. or Thermo Electron Corporation, although it has no agreement with these companies to ensure that funds will be available on acceptable terms, or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

                          METRIKA SYSTEMS CORPORATION

PART II - OTHER INFORMATION

Item 2 - Changes in Securities and Use of Proceeds

(d)  Use of Proceeds

     The Company sold 2,300,000 shares of common stock, par value $.01 per share, pursuant to a Registration Statement on Form S-1 (File No. 333-25243), which was declared effective by the Securities and Exchange Commission on June 18, 1997. The managing underwriters of the offering were Salomon Brothers, Inc., Lehman Brothers, Smith Barney Inc., and Cazenove & Co. The aggregate gross proceeds of the offering were $35,650,000. The Company's total expenses in connection with the offering were $3,122,000, of which $2,323,000 was for underwriting discounts and commissions, $753,000 was for other expenses paid to persons other than directors or officers of the Company, persons owning more than 10 percent of any class of equity securities of the Company or affiliates of the Company (collectively, Affiliates), and $46,000 was paid to Thermo Electron for certain corporate services rendered in connection with the offering. The Company's net proceeds from the offering were $32,528,000. As of July 4, 1998, the Company had expended $581,000 of such net proceeds for the purchase of property, plant, and equipment, $3,376,000 for research and development expenses, and $9,115,000 for working capital. As of July 4, 1998, the Company had expended an aggregate of $13,072,000 of such net proceeds. The Company invested, from time to time, the balance of such net proceeds primarily in investment grade interest- or dividend-bearing instruments. As of July 4, 1998, the remaining net proceeds of $19,456,000 were invested pursuant to a repurchase agreement with Thermo Electron Corporation. As of July 4, 1998, the
Company had $51,129,000 of cash, cash equivalents, and available-for-sale investments.

Item 4 - Submission of Matters to a Vote of Security Holders

     On June 1, 1998, at the Annual Meeting of Shareholders, the shareholders reelected seven incumbent directors to a one-year term expiring 1999. The
Directors elected at the meeting were: Mr. Joseph A. Baute, Mr. Willard R. Becraft, Mr. Ernesto A. Corte, Mr. Denis A. Helm, Mr. Earl R. Lewis, Mr. John T. Keiser, and Mr. Arvin H. Smith. Each director received 7,347,076 shares voted in favor of his election and 48,650 shares voted against. No abstentions or broker nonvotes were recorded on the election of directors.

     At the Annual Meeting, the shareholders also approved a proposal to adopt an employees' stock purchase plan and to reserve 50,000 shares of the Company's common stock for issuance thereunder as follows: 6,814,556 shares voted in favor of the proposal, 110,220 shares voted against, 23,400 shares abstained, and 447,550 broker nonvotes were recorded on the proposal.

     In addition, at the Annual Meeting, the shareholders approved a proposal to amend the Company's equity incentive plan to increase the shares available for issuance thereunder by 500,000 shares as follows: 6,766,806 shares voted in favor of the proposal, 146,570 shares voted against, 34,800 shares abstained, and 447,550 broker nonvotes were recorded on the proposal.

                          METRIKA SYSTEMS CORPORATION

Item 5 - Other Information

     Pursuant to recent amendments to the rules relating to proxy statements under the Securities Exchange Act of 1934, as amended (the Exchange Act), shareholders of the Company are hereby notified that any shareholder proposal not included in the Company's proxy materials for its 1999 Annual Meeting of Shareholders (the Annual Meeting) in accordance with Rule 14a-8 under the Exchange Act will be considered untimely for the purposes of Rules 14a-4 and 14a-5 under the Exchange Act if notice thereof is received by the Company after March 15, 1999. Management proxies will be authorized to exercise discretionary voting authority with respect to any shareholder proposal not included in the Company's proxy materials for the Annual Meeting unless (a) the Company receives notice of such proposal by March 15, 1999, and (b) the conditions set forth in Rule 14a-4(c)(2)(i)-(iii) under the Exchange Act are met.

Item 6 - Exhibits

     See Exhibit Index on the page immediately preceding exhibits.

                          METRIKA SYSTEMS CORPORATION

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized as of the 6th day of August 1998.

                                             METRIKA SYSTEMS CORPORATION



                                             /s/ Paul F. Kelleher
                                             Paul F. Kelleher
                                             Chief Accounting Officer



                                             /s/ John N. Hatsopoulos
                                             John N. Hatsopoulos
                                             Chief Financial Officer and
                                               Senior Vice President

                          METRIKA SYSTEMS CORPORATION

                                  EXHIBIT INDEX


Exhibit
Number       Description of Exhibit

  27         Financial Data Schedule.

                          METRIKA SYSTEMS CORPORATION

THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM METRIKA SYSTEMS CORPORATION REPORT ON FORM 10-Q FOR THE PERIOD ENDED JULY 4, 1998 AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.

MULTIPLIER                           1,000
PERIOD-TYPE                    6-MOS
FISCAL-YEAR-END                JAN-02-1999
PERIOD-END                     JUL-04-1998
CASH                                44,951
SECURITIES                           6,178
RECEIVABLES                         12,799
ALLOWANCES                           1,003
INVENTORY                            7,887
CURRENT-ASSETS                      78,095
PP&E                                14,844
DEPRECIATION                         4,830
TOTAL-ASSETS                       101,499
CURRENT-LIABILITIES                 25,868
BONDS                                3,513
PREFERRED-MANDATORY                      0
PREFERRED                                0
COMMON                                  83
OTHER-SE                            67,558
TOTAL-LIABILITY-AND-EQUITY         101,499
SALES                               29,096
TOTAL-REVENUES                      29,096
CGS                                 15,902
TOTAL-COSTS                         15,902
OTHER-EXPENSES                       1,621
LOSS-PROVISION                         332
INTEREST-EXPENSE                       236
INCOME-PRETAX                        5,668
INCOME-TAX                           2,219
INCOME-CONTINUING                    3,449
DISCONTINUED                             0
EXTRAORDINARY                            0
CHANGES                                  0
NET-INCOME                           3,449
EPS-PRIMARY                           0.42
EPS-DILUTED                           0.42

     Press Release dated August 12, 1998.
     ------------------------------------

                THERMO ELECTRON PROPOSES CORPORATE REORGANIZATION

WALTHAM, Mass., August 12, 1998 -- Thermo Electron Corporation (NYSE-TMO) today announced that its board of directors has authorized a proposed corporate reorganization. The goals of the plan are to:

     -    Reduce  the   complexity   of  the  company's   corporate   structure,
     - Consolidate and strategically realign certain businesses to enhance their competitive market positions and improve management coordination, and
     - Increase the liquidity in the public markets for stock of the company's publicly traded subsidiaries by providing larger market floats.

      The proposed reorganization is expected to reduce the number of Thermo Electron's majority-owned public subsidiaries from 23 to 15. The company expects to promptly begin implementation of the reorganization, although it may take up to two years to complete all aspects of the plan.

      George N. Hatsopoulos, chairman of Thermo Electron, said, "We firmly believe that spinouts continue to offer many advantages. The strategy is dynamic
- allowing us to respond to changes in the marketplace and revamp those parts of the structure that no longer meet our goals for a public subsidiary. In some cases, the potential rewards for some of our companies have become out of line with the risks. We will continue to closely monitor the performance of our spinouts to assess their viability in the public markets. I wish to stress that the benefits we anticipate from this reorganization are long term. We do not anticipate any material benefits in the short term."

      John N. Hatsopoulos, president and chief financial officer of Thermo Electron, added, "Our number one goal for this plan is to simplify our company. We also expect that larger, more closely aligned businesses will strengthen our competitive positions. Larger size should create better liquidity for investors by increasing the public float, and, we believe, keep in proper perspective some of the problems experienced by our smaller subsidiaries."

      The proposed corporate reorganization is best outlined in four general categories:

   1. Reorganization of biomedical businesses. The wholly owned biomedical group of Thermo Electron, called Thermo Biomedical, would be transferred to Thermo Electron's Thermedics subsidiary to better position the company to expand its presence in that marketplace, while creating a focused company for healthcare investors. Thermo Biomedical, which includes Bear Medical Systems Inc.; Bird Products Corporation; Bird Life Design Corporation; Stackhouse Inc.; SensorMedics Corporation; Medical Data Electronics, Inc.; and Nicolet Biomedical Inc., had unaudited 1997 revenues of

                                     -more-

      $232 million. These companies would be transferred from Thermo Electron to Thermedics in exchange for Thermedics shares.

   2. Realignment of instrument companies. First, Thermedics' non-biomedical public subsidiaries - Thermo Sentron, Thermedics Detection, and Thermo Voltek (if not sold to an unaffiliated third party) - would be transferred to Thermo Electron's Thermo Instrument Systems subsidiary, creating efficiencies by aligning these industrial instrumentation businesses with the instrument family of companies for a better strategic fit. Thermedics' majority ownership in each of these subsidiaries would be transferred to Thermo Electron for shares of Thermedics common stock held by Thermo Electron. Thermo Electron, in turn, would transfer these equity interests to Thermo Instrument Systems in exchange for cash. If Thermo Voltek is not sold to an unaffiliated third party, it would become a wholly owned subsidiary of Thermo Instrument Systems.
            Second, two public Thermo Instrument Systems subsidiaries - Metrika Systems and ONIX Systems - and Thermo Sentron, would be merged to form one combined majority-owned public subsidiary of Thermo Instrument Systems. The company believes that the combined entity, with complementary products, technologies, and distribution networks, would be better able to address the market for industrial sensors and advanced process control systems. Shareholders of each of the three companies would receive shares of common stock in the combined entity in exchange for their shares in the subsidiaries.
            Third, ThermoSpectra, a public subsidiary of Thermo Instrument Systems, along with Thermedics Detection, would be taken private and become wholly owned subsidiaries of Thermo Instrument Systems. ThermoSpectra and Thermedics Detection shareholders would receive cash or Thermo Instrument Systems common stock in exchange for their shares of common stock of ThermoSpectra or Thermedics Detection.

   3. Consolidation of industrial outsourcing companies. The public and private subsidiaries of Thermo Electron's Thermo TerraTech subsidiary - Thermo Remediation, The Randers Group, and Thermo EuroTech - would be consolidated into Thermo TerraTech to strengthen the group's ability to compete in the industrial and environmental outsourcing markets, as well as enhance their ability to withstand adverse market conditions. Shareholders of each of these subsidiaries would receive common stock in Thermo TerraTech in exchange for their shares in the subsidiaries.

   4. Other strategic reorganizations. Thermo Coleman, a private subsidiary of Thermo Electron, would be merged into Thermo Electron's ThermoTrex subsidiary, consolidating the company's R&D and government-contract work within one entity to offer greater efficiencies and enhance opportunities to develop and commercialize technologies. Thermo Coleman shareholders would receive shares of ThermoTrex common stock in exchange for their Thermo Coleman shares.
            Also, Thermo Power, a public subsidiary of Thermo Electron, would be taken private and become a wholly owned subsidiary of Thermo Electron. Shareholders of Thermo Power would receive cash or Thermo Electron common stock in exchange for their shares of Thermo Power common stock.

                                     -more-

      All convertible debentures previously issued by subsidiaries that will no longer be majority-owned entities following this reorganization will be assumed by the surviving public parent company, and will be convertible into common stock of that company. Thermo Electron's guarantee of each of these convertible debentures will not be affected by the proposed reorganization.

      While  these   transactions  will  generate   numerous  costs,   including
investment banking fees, legal fees, and government filings, the company does not believe that any significant restructuring charges will be necessary.

      The company also plans to divest of certain non-strategic businesses, totaling approximately $100 million in revenues, that no longer fit its profile for long-term growth potential.


                        Proposed Corporate Reorganization
                    Boldface type indicates public entity (*)



*Thermo Electron                             *Thermo Instrument
     Thermo Power                                 Thermedics Detection
     Tecomet                                      ThermoSpectra
     Peter Brotherhood                            Thermo Voltek
     Napco                                        *ThermoQuest
                                                  *Thermo BioAnalysis
*Thermo Ecotek                                    *Thermo Optek
                                                  *Thermo Vision
*Thermo Fibertek                                  *New Co. (Thermo Sentron,
     *Thermo Fibergen                              Metrika Systems, ONIX
                                                   Systems)

*Thermo TerraTech                            *ThermoTrex
     Thermo Remediation                           Thermo Coleman
     Randers Group                                *Trex Medical
     Thermo EuroTech                              *ThermoLase

*Thermedics
     Thermo Biomedical
     *Thermo Cardiosystems

      All of these transactions will be subject to numerous conditions, including establishment of prices and exchange ratios, confirmation of anticipated tax consequences, approval by the board of directors (including the independent directors) of each of the affected majority-owned subsidiaries, negotiation and execution of definitive purchase and sale or merger agreements, clearance by the Securities and Exchange Commission of registration statements and/or proxy materials regarding the proposed transactions, and, where appropriate, fairness opinions from investment banking firms. Any such transactions that will involve a public offering of securities will be made only by means of a prospectus.


                                     -more-

      Thermo Electron Corporation is a world leader in analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. The company also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies. With annual worldwide sales of $3.6 billion, Thermo Electron has approximately 22,000 employees and operations in 23 countries. Headquarters are in Waltham, Massachusetts. More information is available on the Internet at http://www.thermo.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K, as amended, for the year ended January 3, 1998. These include risks and uncertainties relating to: the company's spinout and acquisition strategies, competition, international operations, technological change, possible changes in governmental regulations, regulatory approval requirements, capital spending and government funding policies, dependence on intellectual property rights, and the potential impact of the year 2000 on processing date-sensitive information. In addition to the foregoing risks, the proposed corporate reorganization is subject to the risk that the contemplated benefits of the plan will not be achieved.


                                    # # #